UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒            Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐            No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

June 11, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a $105 million 5-year senior, secured acquisition finance Facility for Central American banking group - Grupo Promerica

Panama City, Republic of Panama, June 11, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the recent closing of a US$105 million 5-year senior, secured, amortizing Acquisition Finance Facility (the “Facility” or the “Loan”) in favor of Panamanian-based Promerica Financial Corporation (“PFC”). PFC is the holding company of Grupo Promerica, a group of 9 banks with operations in Central America, Dominican Republic, Ecuador and Cayman Islands, with combined assets reaching US$10 billion, as of May 31, 2014.

Bladex acted as a Joint Lead Arranger and Bookrunner. The Bank is also the Administrative Agent and the Collateral Agent under the Facility.

The transaction was 1.8x oversubscribed, attracting the interest of several financial institutions based in Panama and Brazil.

Alejandro Jaramillo, Head of Loan Structuring & Distribution at Bladex, stated: “The success of this transaction continues to demonstrate Bladex’s strong origination, structuring and distribution capabilities in the Latin American syndicated loan market, as well as the Bank´s commitment to support its clients in securing financing to foster the growth of their business activities. We are very pleased to support a group like Promerica in expanding its footprint throughout Latin America.”

Proceeds were used to finance the acquisition of a controlling stake in Banco de la Producción S.A (“Produbanco”), the third largest private bank in Ecuador in terms of assets and gross loans. The acquisition will lead to the creation of the second largest private bank in Ecuador in terms of assets, gross loans and deposits.

The Facility included a robust security package as well as other structural enhancements that solidified the transaction.

The syndication process comprised a two-stage strategy, with a Joint Lead Arranger and Bookrunner syndication closed in mid-December and a concurrent general syndication closed in early January.

Francisco Martínez, Managing Director of Grupo Promerica, stated:  “We are extremely pleased with the support and commitment that Bladex and its great team of executives have provided Grupo Promerica and are very impressed with their execution capabilities particularly in this important transaction.  Bladex is a first-class institution.”

Bladex is a supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com